Mail Stop 6010

March 13, 2006

Mr. Henry C. Pao
President
Supertex, Inc.
1235 Bordeaux Drive
Sunnyvale, CA 94089

Re: Supertex, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2005
Forms 10-Q for the Fiscal Quarters Ended July 2, 2005, October 1, 2005 and December 31, 2005
File No. 000-12718

Dear Mr. Pao:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief
Accountant